ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated March 14, 2008

100% Principal Protection Absolute Return Barrier Notes

Linked to the SPDR® S&P® Homebuilders ETF

Investment Strategies for Uncertain Markets

Lehman Brothers Holdings Inc. Notes Linked to the SPDR® S&P® Homebuilders ETF due September 14, 2009

Investment Description

The 100% Principal Protection Absolute Return Barrier Notes Linked to the SPDR® S&P® Homebuilders ETF (the “Notes”) provide an opportunity to potentially hedge your exposure to equity securities as represented by the SPDR® S&P® Homebuilders ETF (the “Index Fund”), while benefiting from moderately positive or negative returns of the Index Fund. If the Index Fund never closes more than 52.00% above the Initial Share Price (which we refer to as the “Upper Share Barrier”) or more than 30.00% below the Initial Share Price (which we refer to as the “Lower Share Barrier”) on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the Index Fund return. Otherwise, at maturity you will receive only your principal.

Features

❑

Hedging Opportunity — You have the potential to hedge your exposure to the SPDR® S&P® Homebuilders ETF while benefiting from moderately positive or negative returns over the 18-month term of the Notes.

❑

Potential for Equity-Linked Performance — If the Index Fund never closes either above the Upper Share Barrier or below the Lower Share Barrier, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates1

Trade Date	March 14, 2008
Settlement Date	March 19, 2008
Final Valuation Date	September 14, 2009
Maturity Date	September 17, 2009

[1]

The Notes are expected to trade on or about March 14, 2008 and settle on or about March 19, 2008. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the SPDR® S&P® Homebuilders ETF. The Notes are offered at a minimum initial investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 1050-I dated March 14, 2008, underlying supplement no. 980 dated March 7, 2008 and this term sheet. See “ Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 1050-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 980 for risks related to the Index Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 1050-I, underlying supplement no. 980 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.15	$9.85
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 1050-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 980 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 1050-I, underlying supplement no. 980, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 1050-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1050-I and “Risk Factors” in the accompanying underlying supplement no. 980, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 1050-I dated March 14, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508056939/d424b2.htm

♦	Underlying supplement no. 980 dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508049799/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Absolute Return Barrier Notes Linked to the SPDR® S&P® Homebuilders ETF that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦

You believe that the Index Fund will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed the Upper Share Barrier or Lower Share Barrier on any trading day during the Observation Period

♦	You are willing to make an investment whose potential return is limited to the Upper Share Barrier, if the Index Fund appreciates, or Lower Share Barrier, if the Index Fund depreciates

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You are willing to invest in securities for which there may be little or no secondary market

♦	You are willing to forgo dividends paid on the stocks included in the Index Fund or Underlying Index

The Notes may not be suitable for you if, among other considerations:

♦

You believe the Index Fund is likely to rise or fall over the Observation Period and that any rise or fall is likely to exceed the Upper Share Barrier or Lower Share Barrier on any trading day during the Observation Period

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 1050-I, underlying supplement no. 980 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months

Index Fund	The SPDR® S&P® Homebuilders ETF (Ticker: XHB)

Underlying Index	The S&P® Homebuilders Select IndustryTM Index (Ticker: S5HOME)

Principal Protection	100% if held to maturity

Payment at Maturity (per $10 principal amount Note)

If the Index Fund closing price on any trading day during the Observation Period is not above the Upper Share Barrier or below the Lower Share Barrier, you will receive a cash payment, for each $10 principal amount Note, equal to:

$10 + [$10 × Absolute Share Return]

If the Index Fund closing price on any trading day during the Observation Period is above the Upper Share Barrier or below the Lower Share Barrier, you will receive a cash payment of $10 for each $10 principal amount Note.

Absolute Share Return	Absolute value of: Final Share Price - Initial Share Price
Initial Share Price

Initial Share Price	The closing price per share of the Index Fund on the Trade Date, divided by the Share Adjustment Factor.

Final Share Price	The closing price per share of the Index Fund on the Final Valuation Date.

Observation Period	The period starting on (but excluding) the Trade Date and ending on (and including) the Final Valuation Date.

Share Adjustment Factor

Initially set to 1.0 on the Trade Date, subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 1050-I for further information about these adjustments.

Upper Share Barrier	Initial Share Price × (1 + 52.00%)

Lower Share Barrier	Initial Share Price × (1 – 30.00%)

CUSIP	52523J115

ISIN	US52523J1152

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following examples and table illustrate the Payment at Maturity for a $10 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Initial Share Price:	19.86*
Principal Protection:	100% at maturity
Term:	18 months
Upper Share Barrier:	30.19, which is 52.00% above the Initial Share Price*
Lower Share Barrier:	13.19, which is 30.00% below the Initial Share Price*
Observation Period:	The period starting on, but excluding, the Trade Date and ending on, and including, the Final Valuation Date.

*	The actual Initial Share Price, Upper Share Barrier and Lower Share Barrier for the Notes will be set on the Trade Date.

Hypothetical Final Share Price	Hypothetical Index Fund Return	Hypothetical Performance of the Notes
		The Index Fund Never Closes Above the Upper Share Barrier or Below the Lower Share Barrier *			The Index Fund Closes Above the Upper Share Barrier or Below the Lower Share Barrier **
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
39.72	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
35.75	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
31.78	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
30.19	52.00%	$5.20	$15.20	52.00%	$0.00	$10.00	0.00%
27.80	40.00%	$4.00	$14.00	40.00%	$0.00	$10.00	0.00%
25.82	30.00%	$3.00	$13.00	30.00%	$0.00	$10.00	0.00%
23.83	20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
21.85	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
19.86	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
17.87	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
15.89	-20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
13.90	-30.00%	$3.00	$13.00	30.00%	$0.00	$10.00	0.00%
11.92	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
9.53	-52.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
7.94	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
3.97	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

*	Calculation assumes that the Index Fund never closes above the Upper Share Barrier or below the Lower Share Barrier on any single trading day during the Observation Period
**	Calculation assumes that the Index Fund closes above the Upper Share Barrier or below the Lower Share Barrier on at least one trading day during the Observation Period

Example 1: On a trading day during the Observation Period, the Index Fund closes at 31.78, which is 60% above the Initial Share Price, and the Final Share Price is 20% above the Initial Share Price. Since the Index Fund closed at a price above the Upper Share Barrier, you will receive a Payment at Maturity of $10.00 per $10 principal amount Note.

Example 2: During the Observation Period, the Index Fund never closes above the Upper Share Barrier or below the Lower Share Barrier and the Final Share Price is 20% above the Initial Share Price. You will receive a Payment at Maturity of $12.00 per $10 principal amount Note.

Example 3: On a trading day during the Observation Period, the Index Fund closes at 11.92, which is 40% below the Initial Share Price, and the Final Share Price is 20% below the Initial Share Price. Since the Index Fund closed at a price below the Lower Share Barrier, you will receive a Payment at Maturity of $10.00 per $10 principal amount Note.

Example 4: During the Observation Period, the Index Fund never closes above the Upper Share Barrier or below the Lower Share Barrier and the Final Share Price is 20% below the Initial Share Price. You will receive a Payment at Maturity of $12.00 per $10 principal amount Note.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [            ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $10 principal amount Note is $[            ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes.

If the Payment at Maturity differs from the projected contingent payment, an adjustment will be made for the difference. A positive adjustment, for the amount by which the Payment at Maturity exceeds the projected contingent payment, will be treated as additional original issue discount in the year such Payment at Maturity is received. A negative adjustment, for the amount by which the projected contingent payment exceeds the Payment at Maturity, will, first, reduce the amount of original issue discount required to be accrued with respect to the Note in the year such Payment at Maturity is received, and second, any negative adjustment that exceeds the amount of original issue discount accrued with respect to the Note in the year such Payment at Maturity is received will be treated as ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions under Section 67 of the Internal Revenue Code of 1986, as amended, to the extent of your total prior original issue discount inclusions with respect to the Note. Notwithstanding the foregoing, special rules will apply if the Payment at Maturity becomes fixed more than six months prior to its scheduled date of payment. See “Certain U.S. Federal Income Tax Consequences—Notes with a Term of More Than One Year—Accrual of interest” in the accompanying product supplement 1050-I.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1050-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1050-I and in the “Risk Factors” section of the accompanying underlying supplement no. 980. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market Risk: Amounts payable on the Notes and their market value will depend on the performance of the Index Fund and will depend on where the Index Fund closes on any single trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX FUND CLOSES EITHER ABOVE THE UPPER SHARE BARRIER OR BELOW THE LOWER SHARE BARRIER DURING THE OBSERVATION PERIOD.

♦

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the stocks underlying the Index Fund or the Underlying Index or contracts related to the Index Fund or the Underlying Index. If the Final Share Price is above the Initial Share Price but the Index Fund closes above the Upper Share Barrier or below the Lower Share Barrier during the Observation Period, you will receive only the principal amount of your Notes.

♦

The Upper Share Barrier and Lower Share Barrier Limit Your Potential Return: The appreciation potential of the Notes is limited to the Upper Share Barrier of 52.00%, if the Index Fund appreciates, and to the Lower Share Barrier of 30.00%, if the Index Fund depreciates, regardless of the performance of the Index Fund.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or holders of securities included in the Index Fund or the Underlying Index would have.

♦

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and its Underlying Index. In addition, because the shares of the Index Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.15 per $10 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the price per share of the Index Fund and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish, or may have published, research or other opinions that may be inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish, or may have published, research or other opinions that are inconsistent with purchasing or holding the Notes. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 1050-I.

♦

Your Investment is Concentrated in One Sector of the U.S. Economy: All of the securities included in the Underlying Index are issued by companies that are in the homebuilding industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting the homebuilding industry than an investment linked to a more broadly diversified group of issuers. Stock prices for the types of companies in the Index Fund are affected by interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The national, regional and local real estate markets will likewise affect the performance of these companies. In addition, securities of companies in the homebuilding industry are subject to changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales. Weak demand for the companies’ products or services or for homebuilding products and services in general, as well as negative developments in other areas, would adversely impact the Index Fund’s performance.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the SPDR® S&P® Homebuilders ETF: We are not affiliated with any of the companies whose stocks are represented in the Index Fund. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index Fund or your Notes. None of the money you pay us will go to any of the companies represented in the Index Fund, and none of those companies will be involved in the offering of the Notes in any way. None of the companies will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

The SPDR® S&P® Homebuilders ETF and the S&P® Homebuilders Select IndustryTM Index

The SPDR® S&P® Homebuilders ETF is calculated, maintained, published and disseminated by SSgA Funds Management, Inc. (“SSFM”). As discussed more fully in underlying supplement no. 980 under the heading “The SPDR® S&P® Homebuilders ETF,” the SPDR® S&P® Homebuilders ETF is designed to track the performance of the homebuilding industry of the U.S. equity market, as measured by the S&P® Homebuilders Select IndustryTM Index, its underlying index (the “Underlying Index”). The Underlying Index was developed by Standard & Poor’s and is designed to measure the performance of the homebuilding sub-industry portion of the S&P® TMI, a U.S. total market composite benchmark that defines the U.S. equity market. A current list of the issuers that comprise the SPDR® S&P® Homebuilders ETF is available on the SSFM website at www.ssgafunds.com.

You can obtain the price of the SPDR® S&P® Homebuilders ETF at any time from the Bloomberg Financial Markets page “XHB <Equity> <GO>“ or from the SSFM website at www.ssgafunds.com.

The graph below illustrates the daily performance of the SPDR® S&P® Homebuilders ETF from February 6, 2006 (which was the date the Index Fund commenced trading) to March 11, 2008 (prior to January 8, 2007, the SPDR® S&P® Homebuilders ETF was known as the SPDR® Homebuilders ETF). The historical prices of the SPDR® S&P® Homebuilders ETF should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The SPDR® S&P® Homebuilders ETF closing price on March 11, 2008 was 19.86.

The information on the SPDR® S&P® Homebuilders ETF provided in this document should be read together with the discussion under the heading “SPDR® S&P® Homebuilders ETF” beginning on page US-4 of underlying supplement no. 980. Information contained in the SSFM website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one or more of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.